

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2020

Scott M. Shaw
Chief Executive Officer
Lincoln Educational Services Corp.
200 Executive Drive, Suite 340
West Orange, New Jersey 07052

> **Re: Lincoln Educational Services Corp**
> **Registration Statement on Form S-3**
> **Filed August 31, 2020**
> **File No. 333-248506**

Dear Mr. Shaw:

We have limited our review of your registration statement to those issues we have addressed in our comment. In some our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Form S-3 filed August 31, 2020

General

1.   It appears that you are registering for resale the common stock that the 12,700 shares of Preferred Stock you issued in a private placement last year are convertible into, based upon your definition of Conversion Shares, which you use under the headings "Description of Capital Stock" and "Selling Stockholders." If you intend to register these shares, please revise your facing page, prospectus cover page and your disclosure to identify the aggregate number of shares you are registering for resale. While you may omit certain disclosures concerning the identity of the selling stockholders pursuant to Rule 430B under the Securities Act of 1933, you are not permitted to omit the aggregate number of shares you are registering on behalf of the selling stockholders. Please revise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services